Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217168

PROSPECTUS SUPPLEMENT NO. 18

(to Prospectus dated March 23, 2018)

169,933,626 Shares

GASTAR EXPLORATION INC.

Common Stock

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated March 23, 2018, relating to the resale or other disposition of our common stock par value $0.001 per share, which may be offered for sale from time to time by the selling stockholders named in the prospectus, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2018.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risk. Please see “Risk Factors” beginning on page 3 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated October 31, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2018

GASTAR EXPLORATION INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-35211	38-3531640
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1331 LAMAR STREET, SUITE 650
HOUSTON, TEXAS 77010
(Address of principal executive offices)

(713) 739-1800

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

SECTION 1 – REGISTRANT’S BUSINESS AND OPERATIONS

Item 1.03Bankruptcy or Receivership.

On October 31, 2018 (the “Petition Date”), Gastar Exploration Inc. (“Gastar”) and its subsidiary (together with Gastar, the “Company”), commenced chapter 11 proceedings and filed a prepackaged plan of reorganization (the “Plan”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Company has filed a motion with the Bankruptcy Court seeking joint administration of their Chapter 11 cases under the caption In re Gastar Exploration Inc., et al. (the “Chapter 11 Cases”). The Company will continue to operate its businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Company expects ordinary-course operations to continue substantially uninterrupted during and after the Chapter 11 Cases.

As previously disclosed, the Company embarked on a public marketing process to try to address its balance sheet liabilities in August 2018.  In parallel. Gastar engaged in negotiations with funds affiliated with Ares Management LLC (“Ares”) regarding a comprehensive financial restructuring transaction.  On October 26, 2018, the Company entered into a Restructuring Support Agreement (the “RSA”) with (i) AF V Energy I Holdings, L.P., an affiliate of Ares and party to the Third Amended and Restated Credit Agreement, dated March 3, 2017 (as amended, restated, modified, or supplemented form time to time, the “Term Credit Agreement”) (ii) certain holders affiliated with Ares of the Company’s Convertible Notes due 2022 issued pursuant to the indenture dated March 3, 2017 (as amended, restated, modified or supplemented from time to time, the “Second Lien Indenture”), by and among Gastar, as issuer, the guarantors specified therein and Wilmington Trust, National Association, as trustee and collateral agent and (iii) certain holders of Gastar’s outstanding common shares (the “Existing Common Equity”) that are affiliated with Ares.  Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the RSA.

The RSA contemplates a restructuring of the Company pursuant to the Plan and consistent in all material respects with the restructuring term sheet attached to the RSA.  The RSA provides for certain milestones requiring, among other things, that the Plan be confirmed within 60 days of the Petition Date and that the effective date of the Plan occur within 20 days following its confirmation.

Proposed Pre-Packaged Chapter 11 Restructuring

Pursuant to the RSA, the Company commenced the solicitation of votes on the Plan on October 26, 2018, by causing the Plan and a related disclosure statement to be distributed consistent with section 1126(b) of the Bankruptcy Code.  As of the October 30, 2018 voting deadline, each class of claims entitled to vote had voted to accept the Plan, including 100% of the lenders under the Term Credit Agreement and noteholders holding 100% in amount of the claims under the Second Lien Indenture.

The Plan, which remains subject to confirmation by the Bankruptcy Court and other closing conditions, provides that, among other things, on the effective date of the Plan, subject to the occurrence and completion of certain structuring steps:

•

holders of claims under the superpriority debtor-in-possession financing (the “DIP Facility”) arising on account of the $100 million of new money loans thereunder (the “New Money Loans”) will receive pro rata participation in a $100 million secured delayed draw term loan facility in an amount equal to such claims arising on account of New Money Loans;

•

holders of claims under the DIP Facility, other than claims arising on account of the New Money Loans, will receive (a) pro rata participation in a secured term loan facility (the “Second Lien Exit Facility”) up to an aggregate amount of $200 million and (b) to the extent any such claims exceed $200 million, such excess will receive a pro rata share of 100% of the common equity in the reorganized Company (the “New Common Equity”);

•	holders of claims under the Term Credit Agreement will receive (a) to the extent there is remaining availability under the Second Lien Exit Facility, pro rata participation in the Second

Lien Exit Facility in an equal face amount not to exceed $200 million and (b) to the extent any such claims remain outstanding, their pro rata share of 100% of the New Common Equity, subject to dilution upon the issuance of common stock upon exercise of the New Warrants described below and pursuant to a new management incentive plan to be entered into at the discretion of the board of the reorganized Company following emergence from bankruptcy (the “Management Incentive Plan”);

•

holders of claims under the Second Lien Indenture will receive their pro rata share of 100% of the New Common Equity, subject to dilution upon the issuance of common stock upon exercise of the New Warrants described below and pursuant to the Management Incentive Plan;

•

holders of claims arising out of any termination of the Company’s hedging or swap arrangements with Cargill, Inc. and NextEra Energy Marketing, LLC will receive payment in full in cash in monthly installments concluding in December 2019 pursuant to new secured notes;

•	holders of claims arising pursuant to statutory liens will receive payment in full in cash in two equal installments on the effective date of the Chapter 11 Cases and six months following such date;

•	holders of claims arising from general unsecured obligations will receive payment in full in cash as set forth in the Plan;

•

subject to certain conditions, including that such holders not seek official committee status or the appointment of a trustee or examiner, or object to or otherwise oppose the consummation of the Plan, holders of Gastar’s 8.625% Series A Cumulative Preferred Stock and 10.75% Series B Cumulative Preferred Stock will receive their pro rata share of warrants to purchase 2.5% of the New Common Equity; and

•

subject to certain conditions, including that such holders not seek official committee status or the appointment of a trustee or examiner, or object to or otherwise oppose the consummation of the Plan, holders of the Existing Common Equity will receive their pro rata share of warrants to purchase 2.5% of the New Common Equity (together with the warrants listed in the previous bullet, the “New Warrants”).

SECTION 2 – FINANCIAL INFORMATION

Item 2.04	Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement.

The filing of the Chapter 11 Cases described above in Item 1.03 constitutes an event of default that accelerated the Company’s obligations under the following debt instruments (the “Debt Instruments”):

•	the Term Credit Agreement; and

•	the Senior Notes issued pursuant to the Second Lien Indenture.

The Debt Instruments provide that, as a result of the Chapter 11 Cases, the principal and interest due thereunder shall be immediately due and payable.  Any efforts to enforce such payment obligations under the Debt Instruments are automatically stayed as a result of the Chapter 11 Cases, and the creditors’ rights of enforcement in respect of the Debt Instruments are subject to the applicable provisions of the Bankruptcy Code.

SECTION 7 – REGULATION FD

Item 7.01  Regulation FD Disclosure

In connection with the filing of the Chapter 11 Cases, Gastar issued a press release on October 31, 2018, a copy of which is attached as Exhibit 99.1 to this Form 8-K.

The information included in this Form 8-K under Item 7.01 and Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that Section, unless the registrant specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Exchange Act or the Securities Act of 1933, as amended.

SECTION 8 – OTHER EVENTS

Item 8.01Other Events.

Gastar cautions that trading in Gastar’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for Gastar’s securities may bear little or no relationship to the actual recovery, if any, by holders of Gastar’s securities in the Chapter 11 Cases.  Gastar expects that its equity holders could experience a significant or complete loss on their investment, depending on the outcome of the Chapter 11 Cases.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward looking statements express our current expectations, opinion, belief or forecasts of future events and performance.  A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “will,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements.  Although Gastar believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release.  These include risks described in Gastar's Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission (“SEC”), available at the SEC's website at www.sec.gov.  By issuing forward looking statements based on current expectations, opinions, views or beliefs, Gastar has no obligation and, except as required by law, is not undertaking any obligation, to update or revise these statements or provide any other information relating to such statements.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01Financial Statements and Exhibits.

(d) Exhibits

The following is a list of exhibits filed as part of this Form 8-K:

Exhibit No.	Description of Document

99.1	Press Release, dated October 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2018	GASTAR EXPLORATION INC.

	By:	/s/ Michael A. Gerlich
Michael A. Gerlich
Senior Vice President and Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

Gastar Files for Chapter 11 to Implement Its Pre-Packaged Restructuring Plan

HOUSTON, October 31, 2018 - Gastar Exploration Inc. (OTCQB: GSTC) (the “Company” or “Gastar”) today announced that it has commenced chapter 11 cases in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).  The Company is seeking chapter 11 relief to implement the terms of its previously announced restructuring support agreement (the “RSA”) and corresponding prepackaged chapter 11 plan of reorganization (the “Plan”).  The restructuring has the support of the Company’s largest (and only) funded-debt creditor and largest common shareholder, Ares Management LLC and its affiliated funds, as well as all other creditors entitled to vote to accept or reject the Plan.

Consistent with the RSA, the Company commenced solicitation of the Plan on October 26, 2018.  The Plan, which is subject to confirmation by the Bankruptcy Court, will leave obligations owing to trade creditors and other operational obligations unimpaired, eliminate more than $300 million of the Company’s funded-debt obligations and preferred equity interests (OTCQB: GSTPA and GSTPB), cancel existing common equity interests, and provide $100 million in new, committed financing to fund the Company’s restructuring process and ongoing business operations.

The Company has filed various customary motions with the Bankruptcy Court in support of its financial restructuring. The Company intends to continue to pay employee wages and provide healthcare and other defined benefits without interruption in the ordinary course of business and to pay suppliers and vendors in full under normal terms provided on or after the Chapter 11 filing date.

Other Information Regarding Reorganization Proceedings

Kirkland & Ellis LLP is serving as legal counsel to the Company and Opportune LLP is serving as its restructuring advisor.  Perella Weinberg Partners LP is serving as the Company’s financial advisor.

Information related to the Company’s restructuring is available from the Company’s claims and noticing agent, BMC Group, Inc., via the information call center at +1 (888) 909-0100.  The RSA was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K with the Securities and Exchange Commission on October 29, 2018.

CONTACT:

BMC Group, Inc.

Telephone: +1 (888) 909-0100

Email: gastar@bmcgroup.com

The Company’s common stock (OTCQB:GSTC) and two preferred issues (OTCQB: GSTPA and GSTPB), will commence trading on the OTC Pink operated by the OTC Markets Group Inc. (also known as the “Pink Sheets”) under the same symbols on November 1, 2018.   For more information, please visit www.otcmarkets.com.

About Gastar Exploration

Gastar Exploration Inc. is a pure play Mid-Continent independent energy company engaged in the exploration, development and production of oil, condensate, natural gas and natural gas liquids in the United States. Gastar’s principal business activities include the identification, acquisition, and subsequent exploration and development of oil and natural gas properties with an emphasis on unconventional reserves, such as shale resource plays. Gastar holds a concentrated acreage position in the normally

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pressured oil window of the STACK Play, an area of central Oklahoma which is home to multiple oil and natural gas-rich reservoirs including the Oswego limestone, Meramec and Osage bench formations within the Mississippi Lime, the Woodford shale and Hunton limestone formations. For more information, visit Gastar's website at www.gastar.com.

Forward Looking Statements

This news release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward looking statements express our current expectations, opinion, belief or forecasts of future events and performance.  A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “will,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements.  Although Gastar believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release.  These include risks described in Gastar’s Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission (“SEC”), available at the SEC’s website at www.sec.gov.  By issuing forward looking statements based on current expectations, opinions, views or beliefs, Gastar has no obligation and, except as required by law, is not undertaking any obligation, to update or revise these statements or provide any other information relating to such statements.

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